Exhibit 12.1

Exelon Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
($ millions)	2011	2012	2013	2014	2015
Pre-tax income from continuing operations	3,952	1,798	2,773	2,486	3,330

Plus: Loss from equity investees	1	91	(10)	20	—
Less: Capitalized interest	(57)	(75)	(67)	(79)	(99)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,896	1,814	2,696	2,427	3,231
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	761	1,021	1,436	1,110	1,107
Interest component of rental expense (a)	237	310	269	288	300

Total fixed charges	998	1,331	1,705	1,398	1,407
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	4,894	3,145	4,401	3,825	4,638
Ratio of earnings to fixed charges	4.9	2.4	2.6	2.7	3.3

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.